Exhibit 99.1

Lixiang Education Announces Receipt of Nasdaq Staff Determination Letter and Intent to Request Hearing

LISHUI, China, November 7, 2023 /PRNewswire/ -- Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that it received a letter dated November 2, 2023 from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that since its listed securities did not have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the 180 calendar days ended October 30, 2023, the Company has not regained compliance with Nasdaq Listing Rule 5450(a)(1) (the “Rule”), which requires listed securities to maintain a minimum bid price of US$1.00 per share. Previously, Nasdaq granted the Company an extension until October 30, 2023 to regain compliance with the Rule. As described in the letter, the Company’s listed securities are now subject to delisting from The Nasdaq Global Market unless the Company timely submit an application to transfer its securities to The Nasdaq Capital Market, or requests a hearing before a Nasdaq Hearings Panel (“Panel”).

The Company intends to timely request a hearing before the Panel to present its plan for regaining compliance with the Rule and request continued listing pending its return to compliance. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com